Exhibit 99.1

Erayak Power Solution Group Inc. Reports 44.5% Increase in Revenue, 15.7% Increase in Gross Profit in Fiscal Year 2022

Wenzhou, China, May 18, 2023 (GLOBE NEWSWIRE) -- Erayak Power Solution Group Inc. (“Erayak” or the “Company”) (Nasdaq: RAYA), a leading manufacturer, designer, and exporter of high-quality products in the power supply industry, announced financial results for the fiscal year ended December 31, 2022.

Erayak Chairman & CEO Mr. Lingyi Kong stated: "We are pleased to report our first earnings report as a public company. Our financial results represent continued momentum in our power solution products, particularly our generator products, which delivered a strong sales result in Europe. This bodes well in our pursuit of expanding our markets globally. We will continue to execute our strategy and capitalize on the positive demand trends for quality and reliable power solution products, and further invest in our research and development efforts to bring new and innovative products to the market.”

2022 Fiscal Year Financial Highlights:

●	Revenues increased by approximately $8.3 million, or 44.5%, to approximately $26.9 million

●	Gross profit increased by approximately $0.9 million, or 15.7%, to approximately $6.6 million

●	Net income increased by approximately 2.4% to $3.5 million, or 12.9% of revenue

Operations Summary:

●	Revenues increased by approximately $8.3 million, or 44.5%, to approximately $26.9 million for the year ended December 31, 2022, from approximately $18.6 million for the year ended December 31, 2021. The increase in revenues was primarily driven by the continuous impact of the energy crisis that has significantly increased demand for generators, especially in Europe. For the year ended December 31, 2022, sales to domestic customers increased by approximately $7.4 million, representing a 9.9% growth compared to the previous fiscal year.

●	Gross profit increased by approximately $0.9 million, or 15.7%, to approximately $6.6 million for the year ended December 31, 2022, from approximately $5.7 million for the year ended December 31, 2021. Gross profit margin was 24.6% for the year ended December 31, 2022, compared to 30.7% for the year ended December 31, 2021. The decrease in gross margin was primarily due to the small profit but quick turnover sales policy on generators, which accounted for about 43.8% of total sales.

●	General and administrative expenses increased by approximately $0.2 million, or 34.6% to approximately $0.9 million for the year ended December 31, 2022, compared to approximately $0.7 million for the year ended December 31, 2021. The increase in G&A expenses was mainly due to increased expenses in consulting services for lean manufacturing and management improvement in factory operation.

●	Selling and marketing expenses increased by approximately $0.2 million, or 42.2%, to approximately $0.7 million for the year ended December 31, 2022, compared to approximately $0.5 million for the year ended December 31, 2021. The increase in selling and marketing expenses was mainly due to the increased cost of testing and certification on exported products.

●	Research and development expenses decreased by approximately $0.1 million, or 5.5%, to approximately $0.9 million for the year ended December 31, 2022, compared to approximately $1.0 million for the year ended December 31, 2021. The decrease in R&D expenses was mainly due to decreased contract services and supplies, depreciation, and other expenses related to R&D activities.

●	Net income increased by approximately $0.1 million, or 2.4%, to approximately $3.5 million for the year ended December 31, 2022, from approximately $3.4 million for the year ended December 31, 2021.

Cash Flows Summary:

●	As of December 31, 2022, and 2021, Erayak had cash and cash equivalents of $7.1 million and $5.2 million, respectively.

●	Net cash used in operating activities for the fiscal year ended December 31, 2022, was approximately $4.2 million, which was primarily attributable to a net profit of approximately $3.5 million, adjusted for non-cash items for approximately $0.8 million and adjustments for changes in working capital approximately $8.4 million.

●	Net cash used in investing activities was approximately $4.9 million for the year ended December 31, 2022, which was primarily attributable to the addition of fixed assets for production needs during the fiscal year and an advance payment on potential overseas land purchase for the purpose of business expansion in North America.

●	Net cash provided by financing activities was approximately $11.3 million for the year ended December 31, 2022. It was primarily attributable to the net proceeds from share issuances of approximately $10.1 million.

Balance Sheet Summary:

●	Total assets were $37.6 million as of December 31, 2022, compared to $23.5 million as of December 31, 2021.

●	Total liabilities were $18.3 million as of December 31, 2022, compared to $16.6 million as of December 31, 2021.

●	Total Shareholders’ equity was $19.3 million as of December 31, 2022, compared to $6.9 million as of December 31, 2021.

About Erayak Power Solution Group Inc.

Erayak specializes in the manufacturing, research and development, and wholesale and retail of power solution products. Erayak’s product portfolio includes sine wave and off-grid inverters, inverter and gasoline generators, battery and smart chargers, and custom-designed products. Our products are used principally in agricultural and industrial vehicles, recreational vehicles, electrical appliances, and outdoor living products. Our goal is to be the premier power solutions brand and a solution for mobile life and outdoor living. For more information, visit www.erayakpower.com.

Safe Harbor Statement

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement. Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

Investor Relations Contact:

Skyline Corporate Communications Group, LLC

Lisa Gray, Senior Account Manager

One Rockefeller Plaza, 11th Floor

New York, NY 10020

Office: (646) 893-5835

Email: lisa@skylineccg.com

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